Report of Independent Registered Public
Accounting Firm

The Board of Trustees of
BNY Mellon Funds Trust

We have examined management's assertion, included in the accompanying Management
Statement Regarding Compliance with Certain
Provisions of the Investment Company Act of 1940, that BNY Mellon Funds Trust, which is comprised of BNY Mellon Asset Allocation Fund, BNY
Mellon New York Intermediate Tax Exempt Fund,
BNY Mellon Income Stock Fund, BNY Mellon
National Intermediate Municipal Bond Fund, BNY
Mellon Pennsylvania Intermediate Municipal Bond
Fund, BNY Mellon National Short-Term Municipal
Bond Fund, BNY Mellon Massachusetts
Intermediate Municipal Bond Fund, BNY Mellon
Municipal Opportunities Fund, BNY Mellon
Midcap Multi-Strategy Fund, BNY Mellon Large
Cap Stock Fund, BNY Mellon International
Appreciation Fund, BNY Mellon Small Cap Multi-
Strategy Fund, BNY Mellon Focused Equity
Opportunities Fund, BNY Mellon Large Cap
Market Opportunities Fund, BNY Mellon
Small/Mid Cap Multi-Strategy Fund, BNY Mellon
Tax-Sensitive Large Cap Multi-Strategy Fund,
BNY Mellon National Municipal Money Market
Fund, BNY Mellon Money Market Fund, BNY
Mellon Short-Term U.S. Government Securities
Fund, BNY Mellon Intermediate Bond Fund, BNY
Mellon Bond Fund, BNY Mellon Corporate Bond
Fund, BNY Mellon International Fund, BNY
Mellon Emerging Markets Fund and BNY Mellon
International Equity Income Fund, (collectively the
"Funds") complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of February
28, 2015, and from August 31, 2014 through
February 28, 2015, with respect to securities reflected in the investment accounts of the Funds.
Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on managements assertion about the Funds' compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting
Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of February 28, 2015, and with respect to agreement of security purchases and sales, for the period from August 31, 2014 (the date of the Fund's last examination), through February 28, 2015:

1.	Obtained The Bank of New York Mellon's
(the "Custodian") security position
reconciliations for all securities held by sub
custodians and in book entry form and
verified that reconciling items were cleared
in a timely manner;
2.	Confirmation with the Custodian of all
securities held, hypothecated, pledged or
placed in escrow or out for transfer with
brokers or pledgees;
3.	Reconciliation of the Funds' accounting
records to the Custodians records as of
February 28, 2015;
4.	Agreement of pending purchase activity for
the Funds as of February 28, 2015 to
documentation of corresponding subsequent
bank statements;
5.	Agreement of pending sale activity for the
Funds as of February 28, 2015 to
documentation of corresponding subsequent
bank statements;
6.	Agreement of a minimum of five security
purchases and five security sales from the
period August 31, 2014 (the date of the
Fund's last examination) through February
28, 2015, from the books and records of the
Fund to the bank statements noting that they
had been accurately recorded and
subsequently settled;
7.	Review of the BNY Mellon Asset Servicing
Custody and Securities Lending Services
Service Organization Control Report ("SOC
1 Report") for the period January 1, 2014 to
December 31, 2014 and noted no relevant
findings were reported in the areas of Asset
Custody and Control;
8.	We inquired of the Custodian who
confirmed that all control policies and
procedures detailed in Section III Control
Objectives, Controls and Tests of Operating
Effectiveness of the SOC 1 Report, have
remained in operation and functioned
adequately from January 1, 2015 through
February 28, 2015. In addition, we have
obtained written representations from the
Custodian confirming the above.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of February
28, 2015, and from August 31, 2014 through
February 28, 2015, with respect to securities reflected in the investment accounts of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of the BNY Mellon Funds Trust, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ KPMG LLP
New York, New York
August 31, 2015



August 31, 2015

Management Statement Regarding Compliance
With
Certain Provisions of the Investment Company
Act of 1940

Management of BNY Mellon Funds Trust,
comprised of BNY Mellon Asset Allocation Fund,
BNY Mellon New York Intermediate Tax Exempt
Fund, BNY Mellon Income Stock Fund, BNY
Mellon National Intermediate Municipal Bond
Fund, BNY Mellon Pennsylvania Intermediate
Municipal Bond Fund, BNY Mellon National
Short-Term Municipal Bond Fund, BNY Mellon
Massachusetts Intermediate Municipal Bond Fund,
BNY Mellon Municipal Opportunities Fund, BNY
Mellon Midcap Multi-Strategy Fund, BNY Mellon
Large Cap Stock Fund, BNY Mellon International
Appreciation Fund, BNY Mellon Small Cap Multi-
Strategy Fund, BNY Mellon Focused Equity
Opportunities Fund, BNY Mellon Large Cap
Market Opportunities Fund, BNY Mellon
Small/Mid Cap Multi-Strategy Fund, BNY Mellon
Tax-Sensitive Large Cap Multi-Strategy Fund,
BNY Mellon National Municipal Money Market
Fund, BNY Mellon Money Market Fund, BNY
Mellon Short-Term U.S. Government Securities
Fund, BNY Mellon Intermediate Bond Fund, BNY
Mellon Bond Fund, BNY Mellon Corporate Bond
Fund, BNY Mellon International Fund, BNY
Mellon Emerging Markets Fund and BNY Mellon
International Equity Income Fund, (collectively, the
"Funds"), is responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-
2, "Custody of Investments by Registered
Management Investment Companies," of the
Investment Company Act of 1940. Management is also responsible for establishing and maintaining effective internal controls over compliance with those requirements. Management has performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-
2 as of February 28, 2015 and from August 31,
2014 through February 28, 2015.

Based on the evaluation, Management asserts that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of February
28, 2015 and from August 31, 2014 through
February 28, 2015 with respect to securities reflected in the investment accounts of the Funds.


BNY Mellon Funds Trust

Jim Windels
Treasurer

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